                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

This press release contains statements that constitute forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the Company with respect to the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the Group's activities and strategies.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this press release.

TELECOM ITALIA GROUP STRATEGIES AND GOALS FOR THE

3-YEAR PERIOD 2008-2010
ILLUSTRATED TO THE FINANCIAL COMMUNITY

The Group’s industrial strategy recommences from its most important assets (the domestic market, Brazil, Germany, and Argentina) and will be based on its skills and disciplined financial management, thus re-launching the growth process

In 2008, consolidated revenues of around 31 billion euros (in line with 2007) and an organic EBITDA margin of around 38.5% are expected, with industrial investment unchanged from 2007

For the following years, consolidated revenue growth of 1% to 2% per year is expected, with an EBITDA margin around 39%

Cash generated by industrial activities will allow the Group to sustain an investment plan entailing approximately 15 billion euros in industrial investment, fair compensation of shareholders, and a gradual decrease in the debt/EBITDA ratio to below 3 by end 2008,  and to approximately 2.5 by end 2010

Milan, 7 March 2008

Telecom Italia Chairman Gabriele Galateri di Genola and Chief Executive Officer Franco Bernabè, together with Group’s top management, today present the Company’s strategic guidelines and targets for the three-year period 2008-2010 to the financial community.

1. Domestic Market

In Italy, the Company aims to maintain leadership through:

•

Improving the level of service and enhancing the solidity of its brand, privileging quality and transparency in the sales process, and focusing on the customer in the supply of services, customer care, and post-sales support;

•

fixed-line/mobile convergence, which will allow customers to use their communications services and access their network environment in the same way from both mobile and fixed terminals, whether at home, in the office, or on the move;

•

the growth of fixed and mobile broadband connections and services integrating voice, data, and video for consumer and business customers;

•

expansion into adjacent market sectors (such as IT and digital media), in which technological evolution has created new opportunities for TLC companies.

In following this path, it is fundamental to centre the Group’s organization and operating processes on the customer. The aim is to move gradually, and with full respect of the rules, beyond an organizational logic based on fixed-line and mobile services, and create a business model that can effectively cover the various customer segments through dedicated units.

The solidity and innovation of the network structures and various platforms will be the foundation for the development of services and improvement of quality levels. The development of broadband fixed-line and mobile networks will proceed in this direction. At the same time, the full functionality of traditional networks and services will be assured.

A new, more pro-active approach to the wholesale business will lead to equitable relations with other companies and a positive, transparent relationship with market regulators and competition authorities.

For the domestic business, the 2008 targets are:

•

revenues over 23 billion euros (approximately 15 billion euros for fixed-line services and approximately 9.8 billion euros from mobile services), a decrease compared with 2007, mainly due to the continued effects of 2007 regulatory discontinuities (Bersani decree, fixed-line/mobile termination rates, reduction in European roaming tariffs);

•

EBITDA margin of approximately 44% (net of 0.5 billion euros in extraordinary  income from the reimbursement of the 1998 Concession Fee);

•

Over 3.5 billion euros in industrial investment.

For the following years, a turnaround of the negative revenue trend is expected from 2010 and the EBITDA margin is expected to remain fundamentally stable;

Overall, total investment of approximately 11 billion euros is forecast for the three-year period 2008-10.

2. International Presence

The Group plans to gradually rebuild its international presence through the consolidation and development of Group companies with positive track records:

•

reinforcement of mobile services and development of convergent services in Brazil;

•

growth in Germany with a streamlined business model integrating Broadband Service Provider and Virtual Mobile Operator;

•

possible increase of exposure to the Argentine TLC market through an increase of the stake in Sofora .

The Company also plans to:

•

reconsider its presence in areas in which market conditions or the structure of the business model do not ensure adequate returns;

•

assess possible growth opportunities in new markets in which the Company believes it can create value, beginning with the mobile business model and the Group's capacity to implement and manage technology and services platforms on a competitive basis.

All actions will be carried out in full respect of the Company’s financial discipline, with particular attention to the debt/EBITDA ratio targets contained in the Plan.

Tim Brasil

Brazil remains a strategic area for the development of international business, due to the great success already achieved, technological excellence, and the quality of services offered. The goal is to maintain leadership in mobile growth and further consolidate market positioning.

TIM Brasil’s targets for the 3-year period 2008-2010, on a like-for-like basis in terms of area of consolidation and exchange-rate, are:

•

Customer portfolio (SIM) of around 37 million in 2008 and around 43 million in 2010;

•

Compared with 2007, revenues to increase > 12% in 2008 and approximately 8% on average per year in the three-year period 2008-2010;

•

EBITDA margin exceeding 24% in 2008 and approximately 29% in 2010;

•

Industrial investment of around 1.5 billion euros in 2008, including 0.5 billion euros to acquire national UMTS licenses, and approximately 3 billion euros overall in the three-year period 2008-10.

Hansenet

The targets for 2008-10 are:

•

Customer portfolio at end 2008 of approximately 2.6 million to 2.7 million, and growing to approximately 3.4 million by end 2010;

•

Revenues at about 1.3 billion euros in 2008 (compared to 1.1 billion euros in 2007) and approximately 1.7 billion euros in 2010;

•

EBITDA margin at around 26% in 2008 and 29% in 2010;

•

Industrial investment of about 0.3 billion euros in 2008, and approximately 0.7 billion euros overall in the three-year period 2008-10.

3.  Reduction of costs and Investments

The 2008-2010 Plan calls for efficiency increases expected to yield an overall reduction in costs and investments of approximately 1.2 billion euro at the Group level.

The main areas for reductions, chosen through a careful setting of investment priorities and based on profitability analysis and in line with the company’s targets, are:

•

the integration and rationalization of sales channels including a new organizational focus on customer segments;

•

the optimization and rationalization of the processes of development and operation of information technology systems, and the integration of network systems (OSS) and business systems (BSS);

•

the organizational integration of network operating activities and field services;

•

the exploitation of synergies with Telefonica in Europe, in procurement processes, the sharing of best practices, roaming, and international wholesale.

4. Three-year Plan 2008-2010

2008 Group Targets

Group 2008 targets for the key economic indicators, based on the same exchange rates, charges and area of consolidation (except for operations in France which are excluded) and net of extraordinary income are:

a)

revenues of approximately 31 billion euros (compared to 30.9 billion euros based on the same area of consolidation as 2007);

b)

EBITDA margin of 38.5% (net of 0.5 billion euro in extraordinary income from the reimbursement of the 1998 Concession Fee).

Industrial investment for 2008 will amount to about 5.4 billion euros, in line with the prior year, including 0.5 billion euros for the acquisition of the 3G license in Brazil.

The Net Financial Position/EBITDA ratio is expected to be below 3 by end 2008.

Group Targets for 2009-10

Group targets for the 2009-2010 period for the key economic indicators (based on the same consolidation area, exchange rates, and extraordinary income and charges) are:

a)

revenues growth of between 1% and 2% per year, thanks to the growth in revenues from international operations and the expected stabilization/upturn in revenues in the domestic market;

b)

EBITDA margin of around 39%.

Industrial investments for the 3-year period 2008-2010 are expected to total approximately 15 billion euros, progressively decreasing from year to year.

In view of the above targets, the Group also expects a Net Financial Position/EBITDA ratio of approximately 2.5 by year-end 2010.

***

The event may be watched live through audiostreaming and videostreaming, including a slide show, on the internet at:

www.telecomitalia.it/analystinvestorbriefing (Italian);

www.telecomitalia.com/analystinvestorbriefing (English).

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 7th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager